Exhibit E

June 25, 2020

Board of Directors

MDC Partners, Inc.

330 Hudson Street
New York, New York 10013

Ladies and Gentlemen,

I am pleased to deliver this preliminary, non-binding proposal (this “Proposal”) for a possible transaction between Stagwell Media LP or one of its affiliated entities (“Stagwell”) and MDC Partners, Inc. (“MDC” or the “Company”). We are enthusiastic about this opportunity and are prepared to devote significant resources to expeditiously complete the work necessary to finalize the terms of a transaction that will create significant value for both companies’ equity holders.

Strategic Rationale

We believe the combination of our platforms presents a compelling opportunity for both Stagwell and MDC. A combined business would deliver a superior value proposition to customers and enhance shareholder returns through attractive synergy opportunities. Specifically, we have strong conviction that a combination of Stagwell and MDC will create value through operating and overhead efficiencies, economies of scale, additional opportunities for accretive acquisitions and customer growth through complementary service offerings and expanded global reach. Our preliminary outside-in analysis suggests that we can achieve run-rate synergies of over $35 million by combining our businesses.

We are prepared to explore synergy opportunities in greater detail with you, and we see multiple opportunities to strengthen the client offerings through collaboration across business units and significant cross- and up-selling, to build a differentiated M&A platform with a unique partnership model and acquisition template, to enhance revenue growth (pro forma for Stagwell’s near double-digit revenue growth) and free cash flow profile, and to position the combined company for long-term success. In addition, the combined company will have an enhanced credit profile and stronger balance sheet, further enabling it to realize synergies and drive shareholder value.

Our combined platform, and the combined knowledge and technology stack created through the joining of two world-class businesses, would form an exceptional franchise and accelerate the growth of the combined company. We look forward to exploring with you how our respective companies’ resources can be deployed to provide the most value to our respective equity holders.

Proposal and Financing Considerations

We propose to combine Stagwell and MDC. Stagwell would contribute a holding company that holds the in-scope businesses of Stagwell to MDC. In exchange, Stagwell would receive 335.5 million common shares of MDC. The preference and common shares of MDC currently held by Stagwell would not be included in the contribution to MDC and would remain outstanding and owned by Stagwell. The pre-transaction holders of MDC common shares (without giving effect to any conversion of outstanding preference shares) would own 18.5% of the combined company on a pro forma basis.

This Proposal values MDC common shares at $4.25 per share on a fully diluted basis and implies a premium of 263% to MDC’s closing price of $1.17 per share on June 24, 2020. Appendix A outlines how we are valuing Stagwell and how we have arrived at this estimate of the per share value and implied premium for MDC’s shareholders.

We are confident that all stakeholders will support this accretive combination and expect that MDC’s existing noteholders will consent to waiving change of control rights under the outstanding 6.50% notes due 2024 in light of the improvement to the credit profile and strengthening of the combined balance sheet that will result from this transaction.

This transaction would be subject to conditions and approvals, to be set forth in definitive documentation, that are customary for transactions of this nature, including the requisite approvals of MDC shareholders and necessary regulatory clearances, none of which is anticipated to be a basis for delay.

The entry into definitive documentation would be subject to the satisfactory completion of due diligence and the receipt of requisite internal authorizations by each party, as well as the approval of the definitive documentation and transaction by a committee of disinterested non-management members of the board of directors of the Company. We expect that, in response to this Proposal, the board will promptly appoint such a committee, which will in turn engage independent advisors, to evaluate this Proposal.

We believe this Proposal represents a unique and compelling opportunity for MDC shareholders to maximize the value of their investment in the Company, with materially lower risk than if MDC proceeds on a stand-alone basis. Furthermore, in our capacity as a holder of both common and preference shares of the Company, we are not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.

Due Diligence and Timing

In order to enter into a definitive transaction agreement, we recognize that both companies will need to complete customary due diligence for a transaction of this type. To date, our internal transaction team, together with our financial advisor, J.P. Morgan Securities LLC, and our legal counsel, Freshfields Bruckhaus Deringer LLP, has performed analyses based on MDC’s publicly available information. In order to complete our evaluation of MDC and the transaction, we would require additional access to confidential company information and access to select members of MDC management and expect that you will need reciprocal access to Stagwell information and personnel. We are prepared to begin reciprocal due diligence immediately and to move toward executing a definitive transaction agreement expeditiously. Given our existing familiarity with the business as shareholders, we intend to perform a focused and efficient diligence review and are prepared to devote the necessary resources to complete diligence in an expeditious manner, with a goal of minimizing disruption of MDC management. We are also prepared to facilitate MDC’s reciprocal due diligence review of Stagwell and devote the management time necessary to allow MDC to complete that due diligence on the same timetable.

Next Steps

This letter and Proposal constitute a preliminary, non-binding indication of interest. Unless and until the parties have executed definitive documentation, no obligations of any kind on the part of either party or any of their affiliates or representatives shall exist relating to this letter, this Proposal or any similar transaction.

We will be filing this letter today publicly with the SEC as part of an amendment to our Beneficial Ownership Statement on Schedule 13D that we are required to make under applicable federal securities laws and regulations. In addition, in view of this public filing requirement, we will be issuing a press release in the form attached as Appendix B.

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The Stagwell management team looks forward to further exploring the benefits of a transaction on a friendly basis, and we are open to discussing all issues to determine if we can find a basis for moving forward. Please feel free to contact our advisors at J.P. Morgan (Eric Menell and Charles Post) and Freshfields (Ethan Klingsberg and Paul Tiger) to discuss next steps at your earliest convenience.

Sincerely,

________________________________

Mark Penn

President and Managing Partner, The Stagwell Group

Appendix A – Pro forma calculations

($mm, except per share)

	Metric
Valuation of In-Scope Stagwell Businesses (Stagwell’s investment in MDC is not in-scope)
Stagwell FV / Adj. EBITDA	$128	13x
Stagwell firm value		$1,668
Stagwell net debt[1]		244
Stagwell equity value		1,424
Post-transaction MDC pro forma valuation and ownership		18.5%
Implied pro forma equity value	411.6mm shares	1,747
Implied MDC equity value (excl. Stagwell’s ownership of MDC common shares)	61.7mm shares	$262
Stagwell’s existing ownership of MDC common shares	14.4mm shares	$61
Implied MDC equity value[2]	76.1mm shares	$323
Implied MDC offer price per share		$4.25
Implied premium[3]		263%

1 Includes deferred acquisition costs and investments

2 Diluted share count assuming 72.5mm of Class A and Class B common shares outstanding, 3.0mm restricted stock and restricted stock unit awards, and 0.6mm dilution from stock appreciation rights

3 Based on closing share price of $1.17 as of June 24, 2020

Appendix B – Press release

Stagwell Proposes Combination with MDC Partners

-	Combined entity would be the 8th largest global marketing services company
-	The combination will strengthen MDC Partners’ balance sheet and credit profile
-	Run-rate synergies are estimated to be $35 million

Washington, DC – June 25, 2020 - Stagwell Media LP (“Stagwell”) announced today it has proposed a combination with MDC Partners, Inc. (“MDC”). A letter proposing the combination was delivered to the MDC Board of Directors this afternoon and is reprinted below. The combined entity would have generated over $2 billion in net revenue in 2019. Stagwell believes the combined company would deliver a superior value proposition to clients, enhance shareholder value, create attractive synergy opportunities and enhance the pro forma credit profile through strong free cash flow generation.

The proposal values MDC Class A subordinate voting shares ("Class A shares") at $4.25 per share on a fully diluted basis and implies a premium of 263% to MDC’s closing price of $1.17 per share on June 24, 2020. As further described in the proposal letter, the pre-transaction holders of MDC Class A shares (without giving effect to any conversion of outstanding preference shares) would own 18.5% of the combined company on a pro forma basis.

Stagwell believes the combination of its platform with MDC presents a compelling opportunity for both Stagwell and MDC to:

-	Scale our offerings and serve clients globally
-	Offer best-in-class combination of insights, creative, digital and performance
-	Develop products based on our unique combined tech and data assets
-	Create value through operating synergies, which initial diligence suggests will have an approximate run-rate of $35 million per annum
-	Provide additional growth via a differentiated M&A platform with a unique partnership model and acquisition template

Stagwell expects MDC’s Board of Directors will form a Special Committee consisting of independent directors, and that this Special Committee will retain independent financial and legal advisors to consider the proposal.

“I am excited about the potential combination of MDC Partners and Stagwell and expect the combined company will deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients,” said Mark Penn, Chairman and CEO of MDC Partners and Managing Partner of the Stagwell Group.

In addition, as indicated in the proposal letter, Stagwell, in its capacity as a holder of both Class A shares and preference shares of MDC, is not prepared to support, consent to or vote in favor of an alternative transaction by MDC, including an alternative business combination or sale transaction.

J.P. Morgan is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer LLP is acting as legal advisor to Stagwell in connection with the proposal.

About Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,922,359 Class A shares (representing 19.9% of the outstanding Class A shares) of MDC. A copy of the early warning report to be filed by Stagwell in connection with this press release may be obtained from Beth Lester Sidhu (917-765-2638).

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